FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of March 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FINANCIAL STATEMENTS ATTACHED TO THIS FORM 6-K AND ITEM 3 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


1. Attached hereto and incorporated by reference are the consolidated Financial Statements of the Registrant as of December 31, 2004.

2. Attached hereto and incorporated by reference is the following Registrant's press release: B.O.S. Better Online Solutions Ltd. Announces Financial Results for the Fourth Quarter and Year Ended 2004; Dated March 30, 2005.

3. Mr. Yair Shamir, a member of the Registrant's Board of Directors, has resigned from the Board due to personal reasons, effective March 31, 2005.





Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)


                                           By: /S/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO
Dated: March 30, 2005

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.


                              AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2004


                            U.S. DOLLARS IN THOUSANDS





                                      INDEX


                                                                               PAGE
                                                                               ----
REPORT OF INDEPENDENT AUDITORS REGISTERED PUBLIC ACCOUNTING FIRM               F - 2

CONSOLIDATED BALANCE SHEETS                                                F - 3 - F - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                                          F - 5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                                  F - 6

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      F - 7 - F - 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 F - 9 - F - 39


[ERNST & YOUNG LOGO]                 o      KOST FORER GABBAY & KASIERER     o      Phone: 972-3-6232525
                                            3 Aminadav St.                          Fax:   972-3-5622555
                                            Tel-Aviv 67067, Israel





             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.


     We have audited the accompanying consolidated balance sheets of B.O.S Better Online Solutions Ltd. ("the Company") and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Odem electronic technologies 1992 Ltd ("Odem") a subsidiary, which statements reflect total assets constituting 30.6% as of December 31, 2004, and total revenues for the period from November 18, 2004 (date of acquisition of Odem) to December 31, 2004 constituting 23.5% of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for Odem, is based solely on the reports of the other auditors. Those auditors expressed an unqualified opinion on those statements in their report dated February 17, 2005.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.


Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
    March 30, 2005                             A Member of Ernst & Young Global

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ODEM ELECTRONIC TECHNOLOGIES 1992 LTD.

We have audited the consolidated balance sheets of Odem Electronic Technologies 1992 Ltd. (the "Company") and its subsidiaries as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in the United States of America.




Jerusalem, Israel                          Kesselman & Kesselman
    March 25, 2005                Certified Public Accountants (Israel)
                        A member of PricewaterhouseCoopers International Limited

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                                 DECEMBER 31,
                                                                                           ------------------------
                                                                                            2004             2003
                                                                                           -------          -------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                               $ 2,578          $ 3,872
   Marketable securities (Note 5)                                                            2,324            1,014
   Trade receivables (net of allowance for doubtful accounts of $ 38 and $ 171 as
     of December 31, 2004 and 2003, respectively)                                            4,557            1,075
   Other accounts receivable and prepaid expenses (Note 3)                                     722              317
   Inventories (Note 4)                                                                      3,086              961
                                                                                           -------          -------
 Total current assets                                                                       13,267            7,239
                                                                                           -------          -------

 LONG-TERM ASSETS:
   LONG TERM MARKETABLE SECURITIES (Note 5)                                                    757            1,862
                                                                                           -------          -------

   SEVERANCE PAY FUND                                                                        1,143              684
                                                                                           -------          -------

   INVESTMET IN AN AFFILIATED COMPANY (Note 6)                                               2,472            2,780
                                                                                           -------          -------

   OTHER ASSETS                                                                                395                -
                                                                                           -------          -------

 PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)                                                 1,019              598
                                                                                           -------          -------

 GOODWILL (Note 9)                                                                           1,569              741
                                                                                           -------          -------

  CUSTOMER LIST, NET (Note 8)                                                                1,389                -
                                                                                           -------          -------

 OTHER INTANGIBLE ASSETS, NET (Note 8)                                                         471                -
                                                                                           -------          -------

 ASSETS RELATED TO DISCONTINUED OPERATIONS (Note 1c)                                             3              119
                                                                                           -------          -------

                                                                                           $22,485          $14,023
                                                                                           =======          =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                                   DECEMBER 31,
                                                                                           ---------------------------
                                                                                             2004              2003
                                                                                           --------           --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short term loans from banks (Note 10)                                                   $  1,354           $      -
   Current maturities of long-term bank loans and convertible note                              643                  -
   Trade payables                                                                             3,845                464
   Employees and payroll accruals                                                               664                404
   Deferred revenues                                                                            364                378
   Accrued expenses and other liabilities (Note 11)                                           1,141                911
                                                                                           --------           --------
 Total current liabilities                                                                    8,011              2,157
                                                                                           --------           --------

 LONG-TERM LIABILITIES:
   Bank loans (net of current maturities) (Note 12)                                              54                  -
   Convertible note (net of current maturities) (Note 13)                                     1,151                  -
   Put option issued to minority shareholders in a subsidiary                                   359                  -
   Deferred taxes                                                                               348                  -
   Accrued severance pay                                                                      1,468                951
                                                                                           --------           --------
 TOTAL long-term liabilities                                                                  3,380                951

 MINORITY INTEREST IN A SUBSIDIARY                                                              809                  -
                                                                                           ========           ========

 LIABILITIES RELATED TO DISCONTINUED OPERATIONS (Note 1c)                                       237                374
                                                                                           ========           ========

 COMMITMENTS AND CONTINGENT LIABILITIES (Note 14)

 SHAREHOLDERS' EQUITY (Note 15):
   Share capital
     Ordinary shares of NIS 4.00 par value: Authorized: 8,750,000 shares at
       December 31, 2004 and 2003; Issued: 4,737,658 and 4,167,509 shares at
       December 2004 and 2003, respectively; Outstanding: 4,737,658 and 4,162,126
       shares at December 2004 and 2003, respectively                                         4,823              4,309
   Additional paid-in capital                                                                44,426             43,247
   Deferred stock-based compensation                                                           (174)                 -
   Accumulated other comprehensive income                                                        31                  -
   Treasury shares: 0 Ordinary shares at December 31, 2004 and 5,383 Ordinary
     shares at December 31, 2003                                                                  -               (150)
   Accumulated deficit                                                                      (39,058)           (36,865)
                                                                                           --------           --------

 TOTAL SHAREHOLDERS' EQUITY                                                                  10,048             10,541
                                                                                           --------           --------

 TOTAL liabilities and shareholder's equity                                                $ 22,485           $ 14,023
                                                                                           ========           ========


The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA


                                                                                      YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------------
                                                                               2004             2003              2002
                                                                              -------          -------          -------
Revenues                                                                      $ 8,282          $ 5,728          $ 9,441
Cost of revenues                                                                4,608            1,794            2,300
Non recurring royalty reversal (Note 17a)                                           -              339                -
                                                                              -------          -------          -------
Gross profit                                                                    3,674            4,273            7,141
                                                                              -------          -------          -------

Operating costs and expenses:
  Research and development                                                      2,296            2,129            2,182
  Less - grants and participation                                                (492)            (283)               -
  Sales and marketing                                                           1,706            2,178            3,705
  General and administrative                                                    1,705            1,317            1,697
  Restructuring and related costs                                                   -              678                -
                                                                              -------          -------          -------
Total operating costs and expenses                                              5,215            6,019            7,584
                                                                              -------          -------          -------

Operating loss                                                                 (1,541)          (1,746)            (443)
Financial income (expenses), net (Note 17b)                                      (158)             109              295
Other income (expenses)                                                             -               45              (95)
                                                                              -------          -------          -------
Loss before taxes on income                                                    (1,699)          (1,592)            (243)
Taxes on income (Note 16)                                                         (20)               -                -
Equity in losses of an affiliated company                                        (308)            (465)            (570)
Minority interest in earnings of a subsidiary                                     (17)               -                -
                                                                              -------          -------          -------
Loss from continuing operations                                                (2,044)          (2,057)            (813)
income (loss) related to discontinued operations (Note 1c)                         (9)           2,036           (7,674)
                                                                              -------          -------          -------


Net loss                                                                      $(2,053)         $   (21)         $(8,487)
                                                                              =======          =======          =======

Basic and diluted net loss per share from continuing operations
  (Note 17c)                                                                  $ (0.44)         $ (0.56)         $ (0.26)
                                                                              =======          =======          =======

Basic and diluted net income (loss) per share from discontinued
  operations (Note 17c)                                                       $  0.00          $  0.55          $ (2.46)
                                                                              =======          =======          =======

Basic and diluted net loss of NIS 4.00 par value per share (Note 17c)         $ (0.44)         $ (0.01)         $ (2.72)
                                                                              =======          =======          =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                                             ACCUMULATED
                                                                            ADDITIONAL       DEFERRED           OTHER
                                                ORDINARY        SHARE        PAID IN       SHARE BASED      COMPREHENSIVE
                                                 SHARES        CAPITAL       CAPITAL       COMPENSATION         INCOME
                                                ---------     ---------     ---------      -------------     -------------
 Balance at January1, 2002                      3,102,264     $   3,628     $  41,220      $           -     $           -
   Issuance of shares                               3,750             3            27                  -                 -
   Issuance of shares related to the
     private placement in 2000                     71,250            59            (1)                 -                 -
   Reversal of accrued issuance expenses                -             -            66                  -                 -
   Stock based compensation related to
     warrants issued to service providers               -             -             7                  -                 -
   Net loss                                             -             -             -                  -                 -
   Total other comprehensive loss                       -             -             -                  -                 -
                                                ---------     ---------     ---------      -------------     -------------
 Total comprehensive loss

 Balance at December 31, 2002                   3,177,264         3,690        41,319                  -                 -

   Issuance of shares related to share swap
     transaction                                  633,102           537         1,059                  -                 -
   Issuance of shares related to the
     private placement                            357,143            82           846                  -                 -
   Stock based compensation related to
     warrants issued to service providers               -             -            23                  -                 -
   Net loss                                             -             -             -                  -                 -
   Total other comprehensive loss                       -             -             -                  -                 -
                                                ---------     ---------     ---------      -------------     -------------
Total comprehensive loss


 Balance at December 31, 2003                   4,167,509         4,309        43,247                  -                 -
   Deferred employee share-based
     compensation                                       -             -           179               (179)                -
   Amortization of deferred employee
     share-based compensation                           -             -                                5                 -
   Issuance of shares related to the
     acquisitions of Quasar and Odem              570,149           514           784                                    -
   Stock based compensation related to
     warrants issued to service providers               -             -           117                                    -
   Beneficial conversion feature related to
     convertible note                                   -             -            99                  -                 -
   Other comprehensive loss
   Net loss                                             -             -             -                  -                 -
   Gain on available for sales marketable
     securities                                         -             -             -                                    5
   Foreign currency translation adjustments             -             -             -                                   26
                                                ---------     ---------     ---------      -------------     -------------
 Total comprehensive loss

 Balance at December 31, 2004                   4,737,658     $   4,823     $  44,426      $        (174)    $          31
                                                =========     =========     =========      =============     =============




                                                                                       TOTAL            TOTAL
                                                  TREASURY         ACCUMULATED     COMPREHENSIVE     SHAREHOLDERS'
                                                   SHARES            DEFICIT            LOSS            EQUITY
                                                -------------     -------------     -------------     ---------


 Balance at January1, 2002                      $        (150)    $     (28,357)                      $  16,341
   Issuance of shares                                       -                 -                              30
   Issuance of shares related to the
     private placement in 2000                              -                 -                              58
   Reversal of accrued issuance expenses                    -                 -                              66
   Stock based compensation related to
     warrants issued to service providers                   -                 -                               7
   Net loss                                                 -            (8,487)    $      (8,487)       (8,487)
   Total other comprehensive loss                           -                 -                 -             -
                                                -------------     -------------     -------------     ---------
 Total comprehensive loss                                                           $      (8,487)
                                                                                    =============
 Balance at December 31, 2002                            (150)          (36,844)                          8,015

   Issuance of shares related to share swap
     transaction                                            -                 -                           1,596
   Issuance of shares related to the
     private placement                                      -                 -                             928
   Stock based compensation related to
     warrants issued to service providers                   -                 -                              23
   Net loss                                                 -               (21)    $         (21)          (21)
   Total other comprehensive loss                           -                 -                 -             -
                                                -------------     -------------     -------------     ---------
Total comprehensive loss                                                            $         (21)
                                                                                    =============

 Balance at December 31, 2003                            (150)          (36,865)                         10,541
   Deferred employee share-based
     compensation                                           -                 -                               -
   Amortization of deferred employee
     share-based compensation                               -                 -                               5
   Issuance of shares related to the
     acquisitions of Quasar and Odem                      150              (140)                          1,308
   Stock based compensation related to
     warrants issued to service providers                   -                 -                             117
   Beneficial conversion feature related to
     convertible note                                       -                 -                              99
   Other comprehensive loss
   Net loss                                                 -            (2,053)    $      (2,053)       (2,053)
   Gain on available for sales marketable
     securities                                             -                 -                 5             5
   Foreign currency translation adjustments                 -                 -                26            26
                                                -------------     -------------     -------------     ---------
 Total comprehensive loss                                                           $      (2,022)
                                                                                    =============
 Balance at December 31, 2004                   $           -     $     (39,058)                      $  10,048
                                                =============     =============                       =========

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   YEAR ENDED DECEMBER 31,
                                                                           -------------------------------------
                                                                            2004           2003            2002
                                                                           -------        -------        -------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                                  $(2,053)       $   (21)       $(8,487)
 Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
   Loss (income) from discontinued operations                                    9         (2,036)         7,674
   Depreciation and amortization of intangible assets                          351            307            390
   Amortization of marketable securities premium                                47            101             89
   Impairment of property and equipment                                          -            110             95
   Accrued severance pay, net                                                    8             36            (49)
   Equity in losses of an affiliated company                                   308            465            570
   Minority interest in earnings in a subsidiary                                17              -              -
   Capital loss from sale of property and equipment                              5              6              -
   Gain on sale of marketable securities                                         -            (13)             -
   Stock based compensation related to warrants issued to service
     providers                                                                 126             23              7
   Amortization of financial expenses related to issuance of
     convertible note                                                           78              -              -
   Decrease (increase) in trade receivables                                   (342)           448            (28)
   Decrease in deferred taxes                                                  (47)             -              -
   Decrease in other accounts receivable and prepaid expenses                   33            131            186
   Increase in inventories                                                    (461)          (106)          (548)
   Increase (decrease) in trade payables                                       961           (580)           596
    Decrease in employees and payroll accruals, deferred revenues,
     accrued expenses and other liabilities                                    (63)          (808)          (368)
                                                                           -------        -------        -------
 Net cash provided by (used in) operating activities from continuing
   operations                                                               (1,023)        (1,937)           127
 Net cash provided by (used in) operating activities from
   discontinued operations                                                     (96)        (1,032)           728
                                                                           -------        -------        -------
 Net cash provided by (used in) operating activities                        (1,119)        (2,969)           855
                                                                           -------        -------        -------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                           (214)           (64)          (163)
 Proceeds from sale of property and equipment                                   38              8              9
 Investment in long-term marketable securities                              (1,247)          (971)          (196)
 Investment in an affiliated company                                             -           (155)             -
 Acquisitions, net of cash acquired (a,b)                                   (1,443)             -              -
 Realization of (investment in) restricted cash                                  -            700           (700)
 Proceeds from redemption of marketable securities                           1,000          1,001              -
                                                                           -------        -------        -------
 Net cash provided by (used in) investing activities from continuing
   operations                                                               (1,866)           519         (1,050)
 Net cash used in investing activities from discontinued operations              -              -           (160)
                                                                           -------        -------        -------
 Net cash provided by (used in) investing activities                        (1,866)           519         (1,210)
                                                                           -------        -------        -------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of short term and long term bank loans                              (93)             -           (286)
 Proceeds from long term convertible note and warrants, net of
   issuance expenses                                                         1,787              -              -
 Payment of  long term convertible note                                        (80)             -              -
 Proceeds from issuance of shares, net                                           -            928             58
 Issuance expenses related to investment in a affiliated company                 -           (159)             -
                                                                           -------        -------        -------
 Net cash provided by (used in) financing activities from continuing
   operations                                                                1,614            769           (228)
 Net cash used in financing activities from discontinued operations              -            (47)        (3,216)
                                                                           -------        -------        -------
 Net cash provided by (used in) financing activities                         1,614            722         (3,444)
                                                                           -------        -------        -------

 Decrease in cash and cash equivalents                                      (1,371)        (1,728)        (3,799)
 Increase in cash and cash equivalents from discontinued operations             66            354            720
 Effect of exchange rate changes on cash and cash equivalents                   11              -              -
 Cash and cash equivalents at the beginning of the year                      3,872          5,246          8,325
                                                                           -------        -------        -------

 Cash and cash equivalents at the end of the year                          $ 2,578        $ 3,872        $ 5,246
                                                                           =======        =======        =======


The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                   YEAR ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                           2004             2003             2002
                                                                          -------        -----------       -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

(i) Net cash paid during the year for:
         Interest                                                         $   129        $         1       $    82
                                                                          =======        ===========       =======

(ii) Non-cash activities:
     Investment in an affiliated company against issuance of shares       $     -        $     1,755       $    30
                                                                          =======        ===========       =======

A.  ACQUISITION OF QUASAR:
Fair value of net assets acquired (excluding cash and cash
  equivalents) and liabilities assumed at acquisition date:               $   597        $         -       $     -

 Less - amount acquired by issuance of shares                                (539)                 -             -
                                                                          -------        -----------       -------

                                                                          $    58        $         -       $     -
                                                                          =======        ===========       =======

B. ACQUISITION OF ODEM:
Fair value of net assets acquired (excluding cash and cash
  equivalents) and liabilities assumed at acquisition date:               $ 2,293        $         -       $     -

Less :
Amount acquired by issuance of shares                                        (769)                 -             -
Unpaid acquisition expenses                                                  (139)
                                                                          -------        -----------       -------

                                                                          $ 1,385        $         -       $     -
                                                                          =======        ===========       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT FOR SHARE AND SHARE DATA)


NOTE 1:- GENERAL

     a. B.O.S. Better Online Solutions Ltd. is an Israeli corporation (together with its subsidiaries "the Company").

          The Company's wholly-owned subsidiary BOScom Ltd. ("BOScom") develops high technology connectivity solutions that provide PC emulation products for the IBM iSeries (AS/400) and cross-platform printing solutions answering a demand for central printing and output management solutions in organizations. BOScom also engages in the business of communication solutions which provide multi-path, intelligent routing voice over IP gateways.

          In September 2004, the Company acquired the assets of Quasar Communication Systems Ltd. Through the acquisition the Company will expand its communication solutions which will include GSM gateways and other cellular gateways (see note 1b).

          In November 2004, the Company Purchased 63.6% of Odem Electronic Technologies 1992 Ltd. ("Odem"). Odem is a solutions supplier of electronic components and systems to the technologies sector (see note
          1b).

          The Company's products are sold and supported through a network of distributors and value-added resellers.

          B.O.S holds 22.6% interest in Surf Communication Solutions Ltd. ("Surf") which is a developer and supplier of access and network convergence software solutions to the wire line and wireless telecommunications and data communications industries.

     b.   Business combinations:

          In September 2004, the Company entered into an agreement with Quasar Communication Systems Ltd, to purchase the assets and liabilities of Quasar Communication Systems Ltd, for an aggregate consideration of $ 539 by the issuance of 285,000 of the Company's ordinary shares. The assets and liabilities of Quasar Communication Systems were transferred into Quasar Telecom (2004) Ltd., a wholly owned subsidiary ("Quasar"). The results of Quasar's operations have been included in the consolidated financial statements since September 28, 2004 ("the closing date").

          The acquisition will enable the Company to continue developing the communication division, while offering to the Company's clients an extended product line that will enable savings in telecommunication expenses for enterprise.

          On November 18, 2004 the Company purchased 63.6% of the outstanding shares of Odem, from Odem's existing shareholders. In consideration for Odem's shares the Company (i) issued 290,532 of the Company's ordinary shares subject to "lock-up" periods of 2 to 4 years and (ii) paid an amount of $ 1,971 in cash. In addition, Odem's selling shareholders and the Company have certain put and call options, based on performance, with respect to all of the remaining Odem shares held by such sellers, exercisable for a consideration comprised of additional cash and issuance of additional ordinary shares of the Company. The Company recorded assets and liability with respect to these options at fair value. The put option liability will be measured periodically until it expires or exercised and changes in the fair value will be charged to finance expenses.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     The Company's consolidated financial statements reflect the purchase price determined as follows:


                             QUASAR        ODEM
                             ------       ------
Issuance of shares (1)       $  539       $  769
Cash consideration                -        1,971
Transaction costs                58          139
                             ------       ------

Total purchase price         $  597       $2,879
                             ======       ======

     (1) The value of the Ordinary shares issued was determined based on the average market price of the Company's Ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced.

          The acquisitions have been treated using the purchase method of accounting in accordance with SFAS141 "Business Combinations". The purchase price has been allocated to the assets and liabilities assumed acquired based on their estimated fair value at the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired has been recorded as goodwill.

     Based upon on valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisitions as follows:


                                                                                       ESTIMATED
ALLOCATION OF PURCHASE CONSIDERATION              QUASAR              ODEM            USEFUL LIFE
---------------------------------------------  ---------------   -----------------  ---------------

Cash                                              $     -          $    586
Tangible assets                                        77               780
Put option to minority shareholders (6)                 -              (359)
Call option to minority shareholders (6)                -               230
Inventory purchase commitment (1)                    (147)                -
Customer list (5)                                       -             1,406           10 years
Deferred tax liability                                  -              (430)          10 years
Trade name (2)                                        180                 -           7 years
Core technology (3)                                   125                 -           5 years
Distribution networks (4)                             200                 -           5 years
Goodwill                                              162               666
                                                  -------          --------

Total purchase price                              $   597          $  2,879
                                                  =======          ========


     (1) The Company is committed to purchase Quasar Communication Systems Ltd. inventory in the ordinary course of business for a cash consideration of $ 517. The fair value of Quasar's inventory at the purchase date amounted to $ 370. A provision in the amount of $ 147 has been recorded at the date of the acquisition.

     (2) The Company's allocation of purchase price valuated the acquired trade name using the relief from royalty approach.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     (3) The Company's allocation of purchase price valuated the acquired core technology using the discounted cash flows to be derived from the sales of these products to present value.

     (4) The Company's allocation of purchase price valuated the acquired distribution networks by calculating the savings realized by the Company through obtaining a pre-existing distribution network.

     (5) The Company's allocation of purchase price valuated the acquired customer list by calculating the benefit from the protection against the loss in revenues and related cash flow as a direct result of the customer relationship.

     (6) The put and call options were valuated by using the Black & Scholes option pricing model.

          The following unaudited pro forma financial information presents the Company's results of operations as if the acquisitions had occurred as of the beginning of the fiscal years 2003 and 2004, after giving effect to certain adjustments, including amortization of intangible assets. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred, and is not necessarily indicative of results which may be obtained in the future.

                                                                                           YEAR ENDED
                                                                                  ----------------------------
                                                                                          DECEMBER 31,
                                                                                  ----------------------------
                                                                                     2004               2003
                                                                                  ---------           --------
          Pro forma revenues                                                      $  24,154           $ 17,960
                                                                                  =========           ========

          Pro forma net loss from continuing operations                           $  (2,631)          $ (3,642)
                                                                                  =========           ========
          Pro forma basic and diluted net loss per share from continuing
             operations                                                           $   (0.56)          $  (0.86)
                                                                                  =========           ========


     c.   Discontinued operations:

          On June 1, 1998, the Company acquired 100% of the share capital of Pacific Information Systems Inc. ("Pacinfo"), a U.S. corporation. Pacinfo was a reseller of computer networking products.

          During the fourth quarter of 2002, the Company initiated a plan to cease operations of Pacinfo.

          The results of operations including revenues, operating expenses and other income and expenses of Pacinfo for 2004, 2003 and 2002 have been reclassified in the accompanying statements of operations as discontinued operations. The Company's balance sheets at December 31, 2004 and 2003 reflect the net liabilities of Pacinfo as liabilities and assets related to discontinued operations.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          The carrying amounts of the major classes of assets and liabilities included as part of the discontinued operations are:


                                                                         DECEMBER 31,
                                                                   ------------------------
                                                                      2004          2003
                                                                   ----------    ----------

Cash                                                               $        3    $       69
Trade receivables, other receivables and prepaid expenses                   -            18
Property and equipment, net                                                 -            32
                                                                   ----------    ----------

Assets of discontinued operations                                  $        3    $      119
                                                                   ==========    ==========

Trade payables                                                     $      194    $      299
Accrued expenses and other liabilities                                     43            75
                                                                   ----------    ----------

Liabilities of discontinued operations                             $      237    $      374
                                                                   ==========    ==========


          The results of operations, including revenues, cost of revenues and operating expenses of Pacinfo's operations for 2004, 2003 and 2002 have been reclassified in the statements of operations. Taxes were not attributed to the discontinued operations due to utilization of losses from previous years, for which a valuation allowance was provided.

          Summarized selected financial information of the discontinued operations is as follows:


                                     YEAR ENDED DECEMBER 31,
                           ---------------------------------------------
                              2004              2003              2002
                           ----------         --------          --------
Revenues                   $        -         $     25          $ 32,912
                           ==========         ========          ========

Net income (loss)          $       (9)        $  2,036          $ (7,674)
                           ==========         ========          ========

     d. The Company had one major customer in 2004 and 2003, which constituted 39% and 52% of the revenues, respectively. This major customer is the Company's master distributor in the U.S. In the event that the Company encounters problems working with the master distributor, the Company may experience an interruption in sales until an alternative source of distribution can be found, which may have a material adverse effect on the financial statements.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars ("dollar"):

          A substantial portion of the Company's revenues is generated in U.S. dollar ("dollars"). In addition, most of the Company's costs are incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("FASB") "Foreign Currency Translation". All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

          The financial statements of certain subsidiary, whose functional currency is other than dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and those of Odem (see Note
          1b). Inter-company transactions and balances including profits from inter-company sales not yet realized outside the Company have been eliminated upon consolidation.

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash originally purchased with maturities of less than three months.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     e.   Marketable securities:

          The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No.115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net.

          Other marketable securities consist mutual funds securities classified as "available-for-sale" securities. Available-for-sale securities are carried at fair value with unrealized gains, and are reported as a separate item under "other comprehensive loss".

     f.   Inventories:

          Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. As of December 31, 2004, inventory is presented net of $ 300 general provision for technological obsolescence and slow moving items (see also Note 4).

          Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw and packaging materials - moving average cost method.

          Products in progress and finished products - on the production costs basis

     g.   Grants and royalty-bearing grants:

          Grants and royalty-bearing grants from the Chief Scientist of the Ministry of Industry and Trade in Israel for funding certain approved research projects are recognized at the time the Company is entitled to such grants, on the basis of the related costs incurred, and are presented as a deduction of research and development costs.

     h.   Investment in an affiliated company:

          An affiliated company is a company in which the Company is able to exercise significant influence, but that is not a consolidated subsidiary and is accounted for by the equity method, net of write-down for decrease in fair value which is not of a temporary nature.

          The investment in an affiliated company represents investments in Ordinary shares and Preferred shares of that Company. The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses". Accordingly, losses of the affiliated company are recognized based on the ownership level of the particular security of the affiliated company held by the Company.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company's investment in this company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock" ("APB No. 18"). During 2004, 2003 and 2002, based on management's analyses, no impairment losses have been identified.

     i.   Property plant and equipment:

          Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, at the following annual rates:


                                                                      %
                                                              ------------------
          Computers and software                                  20 - 33
          Office furniture and equipment                           6 - 15
          Leasehold improvements                                     10
          Vehicles                                                   15
          Plant                                                       4

     j.   Impairment of long-lived assets:

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment losses recorded amounted to $ 110 and $ 95 for the years ended December 31, 2003 and 2002, respectively and none in 2004.

     k.   Goodwill:

          Goodwill represents excess of the costs over the net assets of businesses acquired. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using income and market approaches. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units. During 2004, 2003 and 2002 no impairment losses have been identified.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     l.   Research and development costs:

          Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred, net of participation of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general releases are insignificant.

     m.   Severance pay:

          The Company's liability for severance pay for Israeli resident employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for its Israeli resident employees is covered by insurance policies designed solely for distributing severance pay. The value of these policies is recorded as an asset in the Company's balance sheet.

          The insurance policies include profits accumulated up to the balance sheet date. The insurance policies may be withdrawn only upon complying with the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes profits. Severance expenses for 2004, 2003 and 2002 amounted to $ 214, $ 178 and $ 114, respectively.

     n.   Revenue recognition:

          The Company sells its products primarily through distributors and resellers.

          The Company derives its revenues from the sale of products, license fees for its products, commissions, maintenance, support and services.

          Revenues from product sales are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") when delivery has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation exists, and collectability is reasonably assured.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Revenue from license fees is recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition", when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectability is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria have been met.

          Revenues from maintenance and support are recognized ratably over the period of the maintenance contract. The fair value of the maintenance is determined based on the price charged when it sold separately or renewed.

          Revenues derived from the Company's master distributor in the U.S. are recognized based on consignment method.

          Revenues from commissions are recognized upon their actual receipt, since under agreements with suppliers consideration is received on the basis of collection from customers.

     o.   Warranty:

          The Company provides a warranty between 3 to 36 months at no extra charge, whereby defective hardware covered by the warranty should be sent back to the Company. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. As of December 31, 2004 and 2003, the Company's product warranty amounted to $132.

     p.   Income taxes:

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     q.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, other accounts receivable and marketable securities.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Cash and cash equivalents are invested mainly in U.S. dollars in deposits with major banks in Israel. Management believes that the financial institutions that hold the investments of the Company are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

          The trade receivables of the Company are derived from sales to customers located primarily in the United States, Europe and Israel. The Company generally does not require collateral; however, in certain circumstances, the Company may require letters of credit, other collateral, additional guarantees or advanced payments.. An allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection.

          Investments in marketable securities are conducted through a bank in Israel, and include investments in corporate and governmental debentures. Management believes that the financial institutions that hold the Company's investments are financially sound, the portfolio is well diversified and accordingly, minimal credit risk exists with respect to these investments.

          The Company has no off-balance-sheet concentrations of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     r.   Basic and diluted net loss per share:

          Basic net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

          The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, were 855,783, 505,178 and 288,804 for the years ended December 31, 2004,
          2003 and 2002, respectively.

     s.   Accounting for stock-based compensation:

          The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB-25"), and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its employee stock option plan. Under APB-25, when the exercise price of the Company's employee stock options equals or is above than the market price of the underlying shares on the date of grant, no compensation expense is recognized.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Pro-forma disclosure is required by SFAS No. 123, had the compensation expense for stock options granted under the Company's plans been determined based on the fair value at the date of grant. The Company's net loss and loss per Ordinary share in 2004, 2003 and 2002 would have changed to the pro forma amounts shown below:


                                                                     YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                            2004               2003                2002
                                                          -------           ---------           ---------
Net loss from continuing operations as reported           $(2,044)          $  (2,057)          $    (813)
                                                          -------           ---------           ---------
Add: stock-based compensation expense determined
   under intrinsic value method                                 5                   -                   -
Deduct: stock-based compensation expense
   determined under fair value method for all
   awards                                                     (96)               (124)               (341)
                                                          -------           ---------           ---------
Pro forma net loss from continuing operations             $(2,135)          $  (2,181)          $  (1,154)

Net income (loss) from discontinuing operations
   as reported                                            $    (9)          $   2,036           $  (7,674)
Add: stock-based compensation expense determined
   under intrinsic value method                                 -                   -                   -
Deduct: stock-based compensation expense
   determined under fair value method for all
   awards                                                       -                   -                   -
                                                          -------           ---------           ---------
Pro forma net income (loss) from discontinuing
   operations                                             $    (9)          $   2,036           $  (7,674)
                                                          -------           ---------           ---------

Pro forma net loss                                        $(2,144)          $    (145)          $  (8,828)
                                                          =======           =========           =========

Basic and diluted earning (loss) per share as
   reported:
   Continuing operations                                  $ (0.44)          $   (0.56)          $   (0.26)
   Discontinuing operations                               $  0.00           $    0.55           $   (2.46)
                                                          -------           ---------           ---------
   Net loss                                               $ (0.44)          $   (0.01)          $   (2.72)

Pro forma earning (loss) per share:
Continuing operations                                     $ (0.46)          $   (0.59)          $   (0.37)
Discontinuing operations                                  $  0.00           $    0.55           $   (2.46)
                                                          -------           ---------           ---------
Net loss                                                  $ (0.46)          $   (0.04)          $   (2.83)



          The fair value of each option granted is estimated on the date of grant, using the Black & Scholes option pricing model with expected volatility of approximately 68%, 64% and 71% in 2004, 2003 and 2002, respectively and using the following weighted average assumptions:

          (1)  Dividend yield of zero percent for each year.
          (2) Risk-free interest rate of 2.5%, 1.8% and 1.5% in 2004, 2003 and 2002, respectively.
          (3) Expected average lives of the options of three years from the date of grant as of 2004, 2003 and 2002.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company applies SFAS No. 123 "Accounting for stock Based Compensation" ("SFAS No. 123") and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction With, Selling, Goods or Services", with respect to warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the warrants at the date of grant.

     t.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company in estimating their fair value disclosures for financial instruments:

          The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable and trade payables approximate their fair value due to the short-term maturities of such instruments. The fair value for marketable securities is based on quoted market prices.

     u.   Impact of recently issued accounting standards:

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123R"), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Statement 123"). Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statements 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while Statement 123(R) requires all share-based payments to employees to be recognized based on their fair values. Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005 (change if applicable otherwise). The adoption of Statement 123R will have a significant effect on the Company's results of operations

     r.   Reclassification:

          Certain amounts from prior years have been reclassified to conform to the current year presentation. As a result of the decision of the Board of Directors to cease the operations of Pacinfo, the financial statements of the Company classify the assets, liabilities and operations of Pacinfo as discontinued operations.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES


                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    2004          2003
                                                                 ----------    ----------
Government authorities - Income tax advances  and V.A.T          $      287    $       62
Grants receivables                                                      103            75
Accrued interest                                                         96            58
Prepaid expenses                                                        231           107
Other                                                                     5            15
                                                                 ----------    ----------

                                                                 $      722    $      317
                                                                 ==========    ==========

NOTE 4:- INVENTORIES

                                                             DECEMBER 31,
                                                       --------------------------
                                                          2004            2003
                                                       ----------      ----------
Raw materials (including packaging materials)          $      809      $      299
Products in progress                                          367             277
Finished products                                           1,910             385
                                                       ----------      ----------

                                                       $    3,086      $      961
                                                       ==========      ==========

          The inventories are presented net of provision for technological obsolescence and slow-moving items of $ 300 as of December 31, 2004 and 2003.


NOTE 5:- MARKETABLE SECURITIES

          The following is a summary of securities:

                                                                  DECEMBER 31,
                        ---------------------------------------------------------------------------------------------------
                                              2004                                                 2003
                        ----------------------------------------------       ----------------------------------------------
                                                               ESTIMATED                                           ESTIMATED
                                      GROSS         GROSS         FAIR                     GROSS        GROSS        FAIR
                       AMORTIZED   UNREALIZED    UNREALIZED      MARKET     AMORTIZED   UNREALIZED    UNREALIZED    MARKET
                         COST         GAINS        LOSSES        VALUE         COST        GAINS        LOSSES       VALUE
                        ------       -------       -------       ------       ------       ------       ------       ------
HELD-TO-MATURITY:

Government debts                                                              $  612       $    9       $    -       $  621
Corporate
   debentures           $2,279       $    14       $     -       $2,293        2,264           50            -        2,314
                        ------       -------       -------       ------       ------       ------       ------       ------

                        $2,279       $    14       $     -       $2,293       $2,876       $   59       $    -       $2,935
                        ======       =======       =======       ======       ======       ======       ======       ======

          The fair value of the Company's available for sale securities as of December 31, 2004 amounted to $ 802. Gain of $ 5 was recorded at shareholders' equity.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- MARKETABLE SECURITIES (CONT.)

     Aggregate maturities of held-to-maturity securities for years subsequent to December 31, 2004 are:


                                                         ESTIMATED FAIR
                                          AMORTIZED COST  MARKET VALUE
                                              ------         ------
HELD-TO-MATURITY:
2005 (short-term marketable securities)       $1,522         $1,529
2006                                             290            292
2007                                             206            206
2008                                             261            266
                                              ------         ------

                                              $2,279         $2,293
                                              ======         ======

NOTE 6:- INVESTMENT IN AN AFFILIATED COMPANY

     Investment in Surf:

     In November 2001, the Company invested $ 1,000 as part of a private placement in Surf Communication System Ltd. ("Surf"). At the same time, the Company converted its convertible loan in the amount of $ 1,042 (principal and accrued interest) into Preferred shares in Surf at an exercise price equal to Surf's fair value as determined in the investment agreement. As a result of this private placement, the Company's holding in Surf was diluted to 17%. Accordingly, the investment was accounted based on the cost accounting method.

     In March 2003, the Company engaged with Catalyst Investors L.P. ("Catalyst"), in order to purchase additional 191,548 series C Preferred shares of Surf. In consideration, the Company issued to Catalyst 633,102 Ordinary shares, at a purchase price of $ 2.77, aggregating to $ 1,755 and incurred transaction cost of $ 155. The value of the Ordinary shares issued was determined based on the average market price of the Company's ordinary shares over the period including two days before and after the terms of the transaction were agreed to and announced. Catalyst also granted the Company, at no additional consideration, an option to purchase on or prior to January 31, 2006, any shares of Surf then held by Catalyst at an exercise price of $ 9.1632 plus interest of 4.75% and until such purchase shall be granted voting rights in Surf shares. In the event that Catalyst will sell its remaining shares in Surf prior to January 1, 2006, the Company will be entitled to the gain that will be realized in such sale.

     As a result of this investment, the Company has the ability to exercise significant influence over Surf and has become qualified for the use of the equity method since the Company's holding in Surf exceeded 20%. According to APB 18 when an investment qualifies for use of the equity method, the investor should adopt the equity method of accounting by adjusting retroactively the investment, results of operations (current and prior periods presented), and retained earnings, in a manner consistent with the accounting for a step-by-step acquisition of a subsidiary.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- INVESTMENT IN AN AFFILIATED COMPANY (CONT.)

     Summarized combined financial information is as follows:


                                   DECEMBER 31,
                                -------------------
                                 2004         2003
                                ------       ------
Balance sheet items:

  Current assets                $3,764       $5,339
                                ======       ======

  Non-current assets            $  879       $  893
                                ======       ======

  Current liabilities           $1,431       $1,175
                                ======       ======

  Non-current liabilities       $  525       $  472
                                ======       ======

  Shareholders' equity          $2,687       $4,585
                                ======       ======


                                                           YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                       2004         2003         2002
                                                      ------       ------       ------
 Statement of operations items:
   Revenues                                           $2,762       $1,403       $1,108
                                                      ======       ======       ======

   Cost of sales                                      $  700       $  563       $  758
                                                      ======       ======       ======

   Operating expenses from continuing operation       $4,037       $4,332       $7,174
                                                      ======       ======       ======

   Net loss                                           $1,971       $3,427       $6,773
                                                      ======       ======       ======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- PROPERTY, PLANT AND EQUIPMENT


                                                            DECEMBER 31,
                                                        -------------------
                                                         2004         2003
                                                        ------       ------
              Cost:
                 Computers and software                 $2,108       $1,798
                 Office furniture and equipment            560          532
                 Leasehold improvements and plant        1,137          778
                 Vehicles                                  112            6
                                                        ------       ------

                                                         3,917        3,114
                                                        ------       ------

              Accumulated depreciation:
                 Computers and software                  1,812        1,561
                 Office furniture and equipment            291          351
                 Leasehold improvements and plant          749          598
                 Vehicles                                   46            6
                                                        ------       ------

                                                         2,898        2,516
                                                        ------       ------

              Depreciated cost                          $1,019       $  598
                                                        ======       ======


     Depreciation expenses amounted to $ 300, $ 307 and $ 390 for the years ended December 31, 2004, 2003 and 2002, respectively.


NOTE 8:- INTANGIBLE ASSETS

                              DECEMBER 31,
                                ------
                                 2004
                                ------
Cost:
   Trade name                   $  179
   Core technology                 125
   Distribution network            200
   Customer list                 1,406
                                ------

                                 1,910
                                ------

Accumulated amortization:
   Trade name                        6
   Core technology                   6
   Distribution network             21
   Customer list                    17
                                ------

                                    50
                                ------

Amortized cost                  $1,860
                                ======

     Amortization expenses amounted to $ 50 for the year ended December 31, 2004.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- INTANGIBLE ASSETS (CONT.)

     Estimated amortization expenses for the years ended:


                DECEMBER 31,
                -----------
2005            $      231
2006                   231
2007                   231
2008                   231
2009                   205


NOTE 9:- GOODWILL

     Goodwill attributed to operating segments for the years ended December 31, 2004 and 2003 is as follows:

                                                  ELECTRONIC
                                   COMMUNICATION   COMPONENT     TOTAL
                                       ------       ------       ------
 Balance as of January 1, 2004         $  741       $    -       $  741

 Acquisition of Odem                        -          666          666

 Acquisition of Quasar                    162            -          162
                                       ------       ------       ------

 Balance as of December 31, 2004       $  903       $  666       $1,569
                                       ======       ======       ======


NOTE 10:- SHORT TERM BANK LOANS

               WEIGHTED
               INTEREST
                 RATE            DECEMBER 31,
             -------------  -------------------
                  %          2004         2003
                 ----        ----         ----
NIS              5.56        $1,354       $  -

     Regarding collateral given to insure short-term credit and loans see note 12c.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                           DECEMBER 31,
                                                        -------------------
                                                         2004         2003
                                                        ------       ------
Government of Israel - royalties and V.A.T              $  349       $  635
Provision for warranty                                     132          132
Issuance cost related to accrued convertible note          160            -
Inventory purchase commitment liability                    147            -
Other                                                      353          144
                                                        ------       ------

                                                        $1,141       $  911
                                                        ======       ======


NOTE 12:- LONG-TERM BANK LOANS

     a. Classified by linkage terms and interest rates, the total amount of the loans is as follows:


                                        WEIGHTED
                                        INTEREST
                                          RATE           DECEMBER 31,
                                        --------   ------------------------
                                           %         2004           2003
                                        --------   --------      ----------
NIS linked to the Israeli CPI             7.95      $  51        $        -
NIS                                       6.38         51                 -
                                                    -----        ----------

                                                      102                 -
Less - current maturities                             (48)                -
                                                    -----        ----------

                                                    $  54        $        -
                                                    =====        ==========

     b.   The loans mature in the following years after the balance sheet dates:

                                          DECEMBER 31,
                                      -------------------
                                        2004       2003
                                      --------   --------
First year (current maturities)       $     48   $      -
Second year                                 36          -
Third year                                  17          -
Fourth year                                  1          -
                                      --------   --------

                                      $    102   $      -
                                      ========   ========

     c. The Company's subsidiary (Odem) has registered fixed pledged on its real estate, plant and equipment and vehicles.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- LONG-TERM CONVERTIBLE NOTE

     On June 10, 2004, the Company entered into a Securities Purchase Agreement ("the Purchase Agreement"), with Laurus Master Fund Ltd. ("the Investor"), under which the Company issued to the Investor in a private placement (i) a Secured Convertible Term Note of a $ 2,000 principal amount, due June 10, 2007 ("the Note"). According to the agreement, several fees in the amount of $ 115 were paid to the Investor. These fees are presented as discount of the principal convertible loan. The Note is convertible into Ordinary shares at a price of $ 3.08 per share. The principal amount of the Note is repayable in monthly installments, commencing as of September, 2004, in the initial amount of $ 20 eventually increasing to $ 74. The Note bears prime interest rate plus 3% which subject to reduction in certain conditions(ii) a warrant to purchase 130,000 Ordinary shares at an exercise price of $
     4.04 per share ("the Warrant"). The Warrant is exercisable, in whole or in part, until June 10, 2011. Any delay in registration and/or effectiveness of the underlying shares of the transaction, or failure to maintain their effectiveness, will result in penalties to be paid in cash, as liquidated damages, equal to 2.0% for each thirty (30) day period of the original principal amount of the note.

     The Note conversion price is subject to proportional adjustment in the event of stock splits, combinations, subdivisions of the Ordinary shares or if dividend is paid on the Ordinary shares in ordinary shares. In addition, if the Company issues stock in certain types of transactions at a price lower than the initial conversion price, then the conversion price will be adjusted to a lower price based on a weighted average formula.

     The fair value of the warrants was calculated using the Black and Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.34%, a dividend yield of 0%, a volatility of the expected market price of the Company's Ordinary shares of 100% and a weighted-average contractual life of 7 year. The fair value of the warrants in the amount of $ 99 is presented as a component in shareholders' equity. Since the effective conversion price was grater than the share price at the commitment date, no beneficial conversion feature exists.

     Aggregate portion:

                                                   DECEMBER 31,
                                                      2004
                                                     ------
               First year (current maturities)       $  595
               Second year                              883
               Third year                               442
                                                     ------

                                                      1,920
               Less - discount                          174
                                                     ------

                                                     $1,746
                                                     ======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Commitments:

          1.   Royalty commitments:

               i) Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to U.S. dollar deposits at the time the grants are received.

                    As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties in the amount of approximately $ 6,114 in respect of these grants.

               ii) The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest of LIBOR (for a period of six months).

                    As of December 31, 2004, the Company has an outstanding contingent obligation to pay royalties of $ 64 with respect to these grants.

          2.   Other commitments:

               The facilities of the Company are rented under operating lease agreements that expire on various dates ending in 2005. Minimum future rental payments for 2005 are $ 153.

               The Company's motor vehicles are rented under various operating lease agreements. The lease agreements for the motor vehicles expire on various dates ending in 2007. The breach of contract fees amounted to $61.

               Lease payments for the facilities occupied by the Company and the Company's motor vehicles in 2004, 2003 and 2002 amounted to $ 385, $ 426 and $ 383, respectively.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 14:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     b. (1) In July 2002, the Company received a claim letter from car leasing vendor, under which it claims that the Company's termination notice of the leasing agreement in March 2002 constitutes a breach of the agreement and the vendor is demanding compensation in which the nominal claim amount is of $ 292. No legal proceeding has yet been filed. At this stage, according to the Company's counsel assessment, the prospects of vendor to prevail and recover a significant amount, seem remote. The financial statements do not include any provision in that regard.

          (2) In September 2003, a supplier filed a legal claim in the amount of $107 against the Company. The claim alleges the breach of an agreement for the purchase of products. The Company's legal counsel is unable to reasonably estimate the outcome of this claim. In addition, the Company's management believes that the chances of the claim are remote. Accordingly, no provision has been included in the financial statements in respect of this claim.

          (3) In 1998, as part of Pacinfo Share Purchase Agreement between the Company and Mr. Lee and Ms. Lee ("the Sellers"), certain actions involving PacInfo, if occurring before the end of 2003, may trigger a tax event for the Sellers. The Company may be obligated under the purchase agreement to grant the Sellers a loan on a full recourse basis for certain tax payments the Sellers may be liable for, currently estimated at approximately $ 2 million. The Company will receive a security interest in shares of the Company that the Sellers holds at the time of the loan with a fair market value as of the date of the loan of at least 125% of the amount of the loan as security for the repayment of the loan. In addition, in the event the Company is required to lend such sum to the Sellers, the Company may also be required to reimburse the Sellers for certain interest on taxes that he may owe. It is possible that the windup of PacInfo during 2002 and 2003 may have triggered such a tax event for the Sellers, which would result in an obligation by the Company to lend the Sellers such amount and to reimburse him for interest expenses incidental to the tax event. Based on the Company's legal consul opinion and management estimation, no provision was recoded.

NOTE 15:- SHAREHOLDERS' EQUITY

     a. On May 29, 2003, the Company effected a one-to-four reverse split. All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits.

     b. In December 2003, the Company completed a private placement for the Company's Ordinary shares with two European private investors. The Company issued to the investors 357,143 shares at a purchase price of $ 2.80, for consideration of $ 928 (net of $ 72 issuance expenses).

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

     c.   Stock option plans:

          During 1994, 1995, 1999, 2000, 2001, the Board of Directors of the Company adopted stock option plans ("the Plans") pursuant to which 656,250 options for the purchase of the Company's Ordinary shares may be granted to officers, directors, consultants and employees of the Company. The Board of Directors has resolved that no further grants shall be made from the above mentioned plans. In May 2003, the Company's shareholders approved the adoption of the 2003 Stock Option Plan, pursuant to which 625,000 Ordinary shares are reserved for purchase by employees, directors, consultants and service providers of the Company. As of December 31, 2004, an aggregate 141,721 of these options are still available for future grant. Each option granted under the Plans expires between 5-10 years from the date of the grant. The options vest gradually over a period ranging between two to three years. Options, that are cancelled or forfeited, become available for future grants.

          On November 18, 2004, upon acquisition of Odem, the Company granted 73,000 options to one of Odem's key employee. Each option can be exercised to purchase one ordinary share of the purchaser without consideration. The options vest over a period of three years from the grant date and expire 10 years from the date of the grant. The market price of the Company's shares on the date of grant was $
          2.5. Accordingly, The Company recorded a compensation expense of $ 5. This expense was included as part of general and administrative expenses.

          Except for these options, all other options are granted to employees in 2004, 2003 and 2002, have an exercise price equal to the fair market value of Ordinary shares at the date of grant. The weighted average fair values of the options granted during 2004, 2003 and 2002 were $ 2.58, $ 3.91 and $ 3.2, respectively.

          The following is a summary of the Company's stock options granted to officers, directors, and employees among the various plans:


                                                     YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------
                                     2004                          2003                      2002
                            ---------------------        ---------------------        --------------------
                                          WEIGHTED                    WEIGHTED                    WEIGHTED
                                           AVERAGE                    AVERAGE                      AVERAGE
                            NUMBER        EXERCISE       NUMBER       EXERCISE        NUMBER       EXERCISE
                          OF OPTIONS        PRICE      OF OPTIONS       PRICE       OF OPTIONS       PRICE
                            -------        ------        -------        ------        -------        ------
Options outstanding
   at beginning of
   year                     426,252        $11.93        211,929        $16.00        243,380        $16.48
Changes during the
   year:
   Granted                   92,500        $ 0.54        278,076        $ 8.97         55,000        $ 6.76
   Forfeited or
     cancelled              (88,176)       $11.97        (63,753)       $12.53        (86,451)       $11.40
                           --------                     --------                     --------

Options outstanding
   at end of year           430,576        $ 9.47        426,252        $11.93        211,929        $16.00
                           ========        ======       ========        ======       ========        ======

Options exercisable
   at the end of the
   year                     248,790        $ 5.49        194,926        $20.36        169,054        $16.24
                           ========        ======       ========        ======       ========        ======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 15:- SHAREHOLDERS' EQUITY (CONT.)

          The options outstanding as of December 31, 2004, have been separated into ranges of exercise price as follows:


                                                                                               WEIGHTED
                          OPTIONS                            WEIGHTED         OPTIONS          AVERAGE
                        OUTSTANDING       WEIGHTED            AVERAGE       EXERCISABLE        EXERCISE
   RANGE OF                AS OF           AVERAGE           REMAINING         AS OF           PRICE OF
   EXERCISE             DECEMBER 31,       EXERCISE         CONTRACTUAL     DECEMBER 31,        OPTIONS
    PRICE                  2004             PRICE           LIFE (YEARS)       2004           EXERCISABLE
    -----                  ----             -----           ------------       ----           -----------
      $ 0                 73,000            $ 0.00              9.88                -            $ 0.00
  $ 1.84-2.00            181,997            $ 1.95              7.01           85,961            $ 1.96
      $ 3                 12,000            $ 3.00              9.00                -            $ 3.00
     $ 6.8                36,391            $ 6.80              6.78           35,641            $ 6.80
 $ 17.00-18.00            11,113            $17.28              2.73           11,113            $17.28
    $ 28.00              116,075            $28.00              2.74          116,075            $28.00
                         -------                                              -------

                         430,576            $ 9.47              6.27          248,790            $15.49
                         =======                              ======          =======            ======


     d.   Options issued to service providers:

          The Company accounts for these options in accordance with the provisions of SFAS 123 and EITF 96-18. The fair value for these options was estimated at the date of grant using an option pricing model with the following assumptions: risk-free interest rate of 1.5%, dividend yields of 0% volatility of 70%, and an expected life of 2.5 years.

          The compensation expenses that have been recorded in the consolidated financial statements regarding these warrants for the years 2004, 2003 and 2002 were $ 117, $ 23 and $ 7, respectively.

          The Company's outstanding warrants to service providers as of December 31, 2004 are as follows:

                    WARRANTS FOR              EXERCISE
                      ORDINARY                PRICE PER           WARRANTS        EXERCISABLE
 ISSUANCE DATE         SHARES                   SHARE           EXERCISABLE         THROUGH
--------------     -------------           ----------------  -----------------  ----------------
October 2002              75,000            $        4.00           75,000           June 2011
December 2002                938            $        8.00              938       December 2005
December 2002                937            $        4.00              937       December 2005
March 2003                 1,025            $        8.00            1,025       December 2005
March 2003                 1,026            $        4.00            1,026       December 2005
January 2004             216,282            $        3.00           72,094       December 2013
June 2004                130,000            $        4.04          130,000        October 2011
                   -------------                             -------------

                         425,208                                   281,020
                   =============                             =============

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME

     a.   Reduction in corporate tax rate:

          On June 2004, the Israeli Parliament approved an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision) (the "Amendment"), which progressively reduces the regular corporate tax rate from 36% to 35% in 2004, 34% in 2005, 32% in 2006 and to a rate of 30% in 2007 and thereafter. The amendment was signed and published in July 2004 and is, therefore, considered enacted in July 2004.

     b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

          The Company's production facilities have been granted an "Approved Enterprise" status under the above Law under four separate investment programs. According to the Capital Investments Law, the Company has elected to receive for the first program state-guaranteed loans and grants, for the second and third programs, the Company has elected to receive only state-guaranteed loans. As for the fourth program, the Company has elected the "alternative benefits" and has waived Government grants in return for a tax exemption.

          The Company is also a "Foreign Investors' Company", as defined by the abovementioned law, and as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates, up to 10% or 25% (based on the percentage of foreign ownership in each taxable year).

          Income from the second, third, fourth programs, which commenced operations in 1992, 1994, 1997, respectively, are exempt from income tax for a period of ten years commencing with the first year in which they generate taxable income. During 2002, as part of the transfer of operations from the Company to BOScom, all tax benefits that were related to the Approved Enterprise of the Company were transferred to BOScom. In addition, since 2002, the Company's investments are not subject to the Approved Enterprise program. Accordingly, taxable income generated in that period will be split by the assets ratio into a taxable income that is entitled to the benefits of the approved enterprise and into an income that will be taxed at the corporate tax rate as described in article a above.

          BOScom also has a production facility, which was granted an "Approved Enterprise" status and had a separate investment program. BOScom elected to receive the "alternative benefits". Income derived from BOScom's investment program, which commenced operations in 1997 and 2002, is exempt from income tax for a period of ten years commencing with the first year in which taxable income is generated.

          The period of tax benefits detailed above is subject to limits of the earlier of 12 years from commencement of production, or 14 years from receiving the approval. Accordingly, the period of benefits relating to all investment programs expire in the years 2001 through 2014.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME (CONT.)

          The entitlement to the above benefits is conditional upon the Company's and BOScom's fulfilling the conditions stipulated by the above law, regulations published thereunder and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company and BOScom may be required to refund the amount of the benefits, in whole or in part, including interest.

          The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without imposing tax liability on the Company only upon the complete liquidation of the Company. In the event of a distribution of such tax-exempt income as a cash dividend in a manner other than in the complete liquidation of the Company and BOScom, the Company and BOScom will be required to pay tax at the rate of 10% to 25% on the amount distributed. In addition, these dividends will be subject to 15% withholding tax.

          The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred taxes have been provided on income attributable to the Company "Approved Enterprise".

          If the Company and BOScom derive income from sources other than an "Approved Enterprise", such income will be taxable at the regular corporate tax rate as described in article a above.

          Odem operation is subject to regular income tax rate.

     c.   Loss carryforward:

          Domestic (Israel):

          The Company and its Israeli subsidiary have accumulated losses for Israel income tax purposes as of December 31, 2004, in the amount of approximately $ 24,000. These losses may be carryforward (linked to the Israeli Consumer Price Index ("CPI")) and offset against taxable income in the future for an indefinite period.

          Foreign:

          As of December 31, 2004, the U.S. subsidiaries which were classified as discontinued operations had U.S. Federal and State net operating loss carryforward of approximately $ 11,300, that can be carried forward and offset against taxable income and expire through 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state law provisions. The annual limitations may result in the expiration of net operating losses before utilization.

          As of December 31, 2004, B.O.S. U.K. had net operating loss carryforward of approximately $ 3,900, which can be carried forward indefinitely and offset against taxable income.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME (CONT.)

     d. Taxable income under the Inflationary Income Tax (Inflationary Adjustments) Law, 1985:

          Results of the Company and its Israeli subsidiary for tax purposes are measured and reflected in real terms in accordance with the changes in the Israeli CPI. As explained in Note 2b, the financial statements are presented in U.S. dollars. The difference between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the financial statements. In accordance with SFAS 109, the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

     e.   Deferred income taxes:

          Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                       DECEMBER 31
                                                               -----------------------------
                                                                 2004                 2003
                                                               --------             --------
 Assets  in respect of:

Property, plant and equipment                                  $     21             $      -
   Allowances and provisions                                        239                  273
   Net operating loss carry forward                              13,851               12,991
                                                               --------             --------
                                                                 14,111               13,264

 Liabilities in respect of intangible assets                       (424)                   -
                                                               --------             --------
 Net deferred tax assets before valuation allowance              13,687               13,264
 Valuation allowance (1)                                        (14,039)             (13,264)
                                                               --------             --------

 Net deferred tax liability                                    $   (352)            $      -
                                                               ========             ========

 Presented in balance sheet:
   Current liabilities                                               (4)                   -
   Long-term liabilities                                           (348)                   -
                                                               --------             --------

 Net deferred tax liability                                    $   (352)            $      -
                                                               ========             ========

 Domestic                                                      $   (352)                   -
 Foreign                                                              -                    -
                                                               --------             --------
 Net deferred tax                                              $   (352)                   -
                                                               ========             ========

          (1) The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforward and other reserves and allowances due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 16:- TAXES ON INCOME (CONT.)

     f.   Income (Loss) before taxes on income:


                       YEAR ENDED DECEMBER 31,
                -------------------------------------
                  2004           2003          2002
                -------        -------        -------
Domestic        $(1,883)       $   320        $    48

Foreign             184         (1,912)          (291)
                -------        -------        -------

Total           $(1,699)       $(1,592)       $  (243)
                =======        =======        =======


     g.   Effective tax


                                                              YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                        2004             2003           2002
                                                       -------         -------         -------
 Loss before taxes on income, as reported in the
   consolidated statements of operation                $(1,699)        $(1,592)        $  (243)
                                                       =======         =======         =======

 Statutory tax rate                                         35%             36%             36%
                                                       =======         =======         =======

 Provision at Israel, tax rate                             595             573              87
 Non deductible expenses                                   (16)            (13)            (37)
 Valuation allowance                                      (599)           (560)            (50)
                                                       -------         -------         -------

 TOTAL TAX EXPENSES                                    $   (20)        $     -         $     -
                                                       =======         =======         =======


     h.   Tax assessments:

          The Company and BOScom received final assessments through 1998 and Odem through 2000 tax year.


NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS

     a.   Non recurring royalty reversal:

          Certain research and development activities of the Company are supported by the OCS. In return for the OCS's participation, the Company was committed to pay royalties as described in Note 14 a.1. During the third quarter of 2003, the OCS completed its examination of the Company's technology and use of grant funding for the years 1991 through 1999, which reduced the royalties' expenses provision. Accordingly, the Company reversed $ 339 of accrued royalties as a reduction in cost of sales during the third quarter of 2003.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 17:- SUPPLEMENTARY INFORMATION TO STATEMENTS OF OPERATIONS (CONT.)


                                                                     YEAR ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                2004           2003            2002
                                                               -------        -------        -------
      b. Financial income (expenses), net
         Financial income:
        Interest on bank deposits and marketable
           securities                                          $    98        $   158        $   243
        Other (mainly foreign currency translation
           income)                                                 100             48            140
                                                               -------        -------        -------
                                                                   198            206            383
                                                               -------        -------        -------

        Financial expenses:
        In respect of long-term bank loans and
           convertible note                                       (324)             -            (14)
        Other (mainly foreign currency translation
           losses)                                                 (32)           (97)           (74)
                                                               -------        -------        -------
                                                                  (356)           (97)           (88)
                                                               -------        -------        -------

                                                               $  (158)       $   109        $   295
                                                               =======        =======        =======
     c. Loss per share:

        1. Numerator:
             Numerator for basic and diluted net loss
               per share -
             Net loss from continuing operations               $(2,044)       $(2,057)       $  (813)
                                                               =======        =======        =======

           Net income (loss) from discontinued operation       $    (9)       $ 2,036        $(7,674)
                                                               =======        =======        =======

           Net loss available to Ordinary shareholders         $(2,053)       $   (21)       $(8,487)
                                                               =======        =======        =======
        2. Denominator (in thousands):

             Denominator for basic and diluted net loss
                per share -

             Weighted average number of shares                   4,631          3,683          3,117
                                                               =======        =======        =======

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION

     Commencing in 2004 and subsequent to the acquisition of Odem and Quasar, the Company manages its business on three reportable segments, which consists of connectivity solutions, communication solution and supply of electronic components.

     The Company's management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues, gross profit and operating income
     (loss) before interest and taxes.

     Segment information for prior years was not presented on the new basis of segmentation since it is impracticable to do so.

     a. Revenues, gross profit and operating profit (loss) for operating segments for the year ended 2004 were as follow:

                                                      YEAR ENDED DECEMBER 31, 2004
                                 -----------------------------------------------------------------------------
                                                                  ELECTRONICS
                              CONNECTIVITY     COMMUNICATION      COMPONENTS     NOT ALLOCATED      CONSOLIDATED
                                 -------          -------           -------          -------           -------
Revenues                         $ 5,011          $ 1,363           $ 1,908          $     -           $ 8,282
                                 =======          =======           =======          =======           =======

Gross profit                     $ 2,933          $   414           $   327          $     -           $ 3,674
                                 =======          =======           =======          =======           =======

Operating profit (loss)          $ 1,009          $(1,846)          $    66          $  (770)          $(1,541)
                                 =======          =======           =======          =======           =======

     b. The following presents total revenues and long-lived assets for the years ended December 31, 2004, 2003 and 2002 based on the customers' location:

                                                          YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------------------------------------------
                                    2004                           2003                              2002
                           ----------------------          ----------------------          -----------------------
                           TOTAL         LONG-LIVED         TOTAL        LONG-LIVED        TOTAL        LONG-LIVED
                          REVENUES        ASSETS *)       REVENUES        ASSETS *)       REVENUES        ASSETS *)
                           ------          ------          ------          ------          ------          ------
United States              $3,252          $    -          $2,974          $    5          $4,989          $   10
Europe                      1,066               -           1,198               -           2,148             154
Israel and others           3,964           4,448           1,556           1,334           2,304           1,542
                           ------          ------          ------          ------          ------          ------
                           $8,282          $4,448          $5,728          $1,339          $9,441          $1,706
                           ======          ======          ======          ======          ======          ======


          Total revenues are attributed to geographic areas based on the location of customers in accordance with Statement of Financial Accounting No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131").

          *) Long-lived assets comprise goodwill intangible assets, property and equipment.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 18:- SEGMENTS AND GEOGRAPHICAL INFORMATION (CONT.)

     c.   Major customer's data as a percentage of total revenues:

                        YEAR ENDED DECEMBER 31,
                    ---------------------------------
                      2004        2003         2002
                    -------      -------      -------
Customer A               39%          52%           -
                    =======      =======      =======
Customer B                3%           2%          13%
                    =======      =======      =======

          Major customer's balances as of December 31, 2004 and 2003 are $ 603 and $ 476, respectively.


NOTE 19:- RELATED PARTIES

     a.   M&A Addendum to the Services Agreement of Cukierman & Co.

          In 2003, the Company's audit committee and Board of Directors approved the engagement of Cukierman & Co. Investment House Ltd., to provide non-exclusive investment-banking services and business development services to the Company, effective April 15, 2003. Cukierman & Co. is a company indirectly controlled by Mr. Edouard Cukierman, who, since June 26, 2003, serves as Chairman of the Company's Board of Directors, and is a co-manager of the Catalyst Fund, the Company's largest shareholder. For its services, Cukierman & Co. is paid a monthly sum of $10,000 plus VAT, in addition to a success fee of 4-6% for a consummated private placement. According to its terms the Company may terminate the agreement at any time, by giving one month prior written notice. The agreement provided that the success fees for securing M&A transactions shall be discussed and drafted as an Addendum to the Services Agreement. Such an Addendum was approved on August 22, 2004, and provides a success fee of 3.5% of the proceeds exchanged in such a transaction.

          The payments the Company paid according to the service agreement are:


                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  2004          2003
                                                                --------      --------
Business development                                            $    120      $     80
Success fee in respect of issuance of convertible loan                15             -
Success fee in respect of private placement                            -            60
                                                                --------      --------

                                                                $    135      $    140
                                                                ========      ========


          Current liabilities in respect with related parties as of December 31, 2004 and 2003 were $234 and $18.

                                             B.O.S. BETTER ONLINE SOLUTIONS LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

NOTE 19:- RELATED PARTIES (CONT.)

     b.   Assignment of Voting Rights to Mr. Yair Shamir

          On February 5, 2004 the audit committee and Board of Directors approved an Assignment and Assumption Agreement, between the Company, Catalyst Investments L.P, and Mr. Yair Shamir (who is a director of the Company and the Chairman of Catalyst Investments), according to which the voting rights in all but one of the Surf shares that the Company has an option to purchase from Catalyst (see Note 6), have been assigned to Yair Shamir. Pursuant to the agreement, Yair Shamir irrevocably undertook to assign the voting rights to the Company immediately upon the earlier to occur of the following, and subject to the receipt of a written request from the Company to effect such assignment: a) at the time Surf's shares are offered to the public in a public offering pursuant to a registration statement filed by Surf under the Securities Act of 1933 or a similar act of another jurisdiction, or b) the Company exercises its option to purchase the additional shares from Catalyst.



NOTE 20: SUBSEQUENT EVENT

     On March 23, 2005 the Company received a notice from Laurus Master Fund to convert $308 of the Convertible note according to the condition of the Securities Purchase Agreement (see Note 13).

B.O.S. BETTER ON-LINE SOLUTIONS LTD. ANNOUNCES FINANCIAL RESULTS FOR THE FORTH QUARTER AND YEAR END 2004

TERADYON, ISRAEL - March 30, 2005 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC, TASE:BOSC) announced today its financial results for the fourth quarter and year ended December 31, 2004 .

FINANCIAL RESULTS OF CONTINUING SEGMENTS

Revenues for the forth quarter of 2004 were $4,239 thousands, an increase of 178% compared to revenues of $1,526 thousands for the fourth quarter of 2003.

Gross profit for the fourth quarter of 2004 was $1,558 thousands, or 36.7% of revenues, compared to $1,132 thousands, or 74.2% of revenues, for the fourth quarter of 2003.

Net loss for the fourth quarter of 2004 was $620 thousands (or -$0.13 per share), compared to net income of $36 thousands (or $0.01 per share) for the fourth quarter of 2003.

Revenues for the year 2004 were $8,282 thousands, an increase of 44.5% compared to revenues of $5,728 thousands for the year 2003.

Gross profit for the year 2004 was $3,674 thousands, or 44.3% of revenues, compared to $4,273 thousands, or 74.6% of revenues, for the year 2003.

Net loss for the year 2004 was $2,044 thousands (or -$0.44 per share), compared to net loss of $2,057 thousands (or -$0.56 per share) for the year 2003.

Both periods (fourth quarter and year end) include operating results from the date of acquisition of the majority of the assets of Quasar Communication Systems Ltd. on September 29, 2004 and a controlling stake of Odem Electronic Technologies 1992 Ltd on November 18, 2004.

For comparison purpose, the stand-alone operating results of BOS were as follows:

Revenues for the forth quarter of 2004 were $1,790 thousands, an increase of 17.3% compared to revenues of $1,526 thousands for the fourth quarter of 2003.

Gross profit for the fourth quarter of 2004 was $1,043 thousands, or 58.3% of revenues, compared to $1,132 thousands, or 74.2% of revenues, for the fourth quarter of 2003. The main reason for the decrease is a change in the Company's product mix towards products with lower gross margins.

Net loss for the fourth quarter of 2004 was $578 thousands (or -$0.14 per share), compared to a net income of $36 thousands (or $0.01 per share) for the fourth quarter of 2003.

Revenues for the year 2004 were $5,833 compared to revenues of $5,728 thousands for the year 2003.

Gross profit for the year 2004 was $3,159 thousands, or 54.2% of revenues, compared to $4,273 thousands, or 74.6% of revenues, for the year 2003. The main reason for the decrease is a change in the Company's product mix towards products with lower gross margins.

Net loss for the year 2004 was $2,002 thousands (or -$0.48 per share), compared to net loss of $2,057 thousands (or -$0.56 per share) in the year 2003.


As of December 31, 2004, the Company's balance sheet shows liquid financial resources (cash, cash equivalents and marketable securities) of $5.6 million and loans (long and short term) of $3.2 million.

The Company's consolidated financial statements are being filed with the Securities and Exchange Commission on Form 6-K.

Adiv Baruch, BOS' CEO stated:

"Year 2004 reflects the results of the implementation of our decision to grow the Company through M&As. The full effect of the Odem acquisition will be fully consolidated in year 2005 (versus one and a half months in 2004). We have begun year 2005 in a stronger position than we were in 2004."

Edouard Cukierman, Chairman of B.O.S. stated:

"We had to overcome many hurdles throughout the year, while bringing new management on board and implementing the M&A strategy beginning in the second half of 2004. I have confidence that with the successful acquisition of Odem and the size of the company today we will continue to grow the business and expand the company."

FINANCIAL RESULTS OF DISCONTINUED SEGMENT

The Company discloses the financial information related to its US subsidiary, Pacific Information Systems, Inc. in accordance with accounting standards for "discontinued operations".

There was no significant operation in the discontinued segment in the quarter and year ended December 31, 2004.

ABOUT BOS


BOS (www.boscorporate.com) which is traded on the NASDAQ (NASDAQ: BOSC ) and on Tel-Aviv stock exchange (TASE: BOSC), was established in 1990. Through its subsidiary BOScom Ltd. it develops and markets three types of products under the BOSaNOVA brand:

     o A communications products line (www.boscom.com) provides innovative VoIP solutions to companies and organizations;

     o A connectivity products line (www.bosweb.com) provides connectivity solutions for IBM computers, from intermediate computers to personal computers and LAN networks and

     o Software utilities products line (www.printbos.com) provides solutions for the design, distribution and management documents for a range of operating systems, including mainframe and UNIX.


In addition BOS supplies cellular adapters based on products of Quasar Communication Systems Ltd, whose assets were acquired by BOS, and design components and services through the ODEM Division, based on Odem Electronic Technologies 1992 Ltd in which a controlling stake was also recently acquired.

THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE CONTROL OF BOS, INCLUDING, BUT NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DETAILED IN BOS' PERIODIC REPORTS AND REGISTRATION STATEMENTS FILED WITH THE U.S. SECURITIES EXCHANGE COMMISSION. BOS UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY SUCH FORWARD-LOOKING STATEMENTS TO REFLECT ANY CHANGE IN ITS EXPECTATIONS OR IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENTS MAY BE BASED, OR THAT MAY AFFECT THE LIKELIHOOD THAT ACTUAL RESULTS WILL DIFFER FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                                 DECEMBER 31,
                                                           ------------------------
                                                            2004             2003
                                                           -------          -------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                               $ 2,578          $ 3,872
   Marketable securities                                     2,324            1,014
   Trade receivables                                         4,557            1,075
   Other accounts receivable and prepaid expenses              722              317
   Inventories                                               3,086              961
                                                           -------          -------
 Total current assets                                       13,267            7,239
                                                           -------          -------

 LONG-TERM ASSETS:
   LONG TERM MARKETABLE SECURITIES                             757            1,862
                                                           -------          -------

   SEVERANCE PAY FUND                                        1,143              684
                                                           -------          -------

   INVESTMET IN AN AFFILIATED COMPANY                        2,472            2,780
                                                           -------          -------

   OTHER ASSETS                                                395                -
                                                           -------          -------

 PROPERTY, PLANT AND EQUIPMENT, NET                          1,019              598
                                                           -------          -------

 GOODWILL                                                    1,569              741
                                                           -------          -------

  CUSTOMER LIST, NET                                         1,389                -
                                                           -------          -------

 OTHER INTANGIBLE ASSETS, NET                                  471                -
                                                           -------          -------

 ASSETS RELATED TO DISCONTINUED OPERATIONS                       3              119
                                                           -------          -------

                                                           $22,485          $14,023
                                                           =======          =======


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                             DECEMBER 31,
                                                                                      ---------------------------
                                                                                        2004              2003
                                                                                      --------           --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term loans from banks                                                         $  1,354           $      -
  Current maturities of long-term bank loans and convertible note                          643                  -
  Trade payables                                                                         3,845                464
  Employees and payroll accruals                                                           664                404
  Deferred revenues                                                                        364                378
  Accrued expenses and other liabilities                                                 1,141                911
                                                                                      --------           --------
Total current liabilities                                                                8,011              2,157
                                                                                      --------           --------

LONG-TERM LIABILITIES:
  Bank loans (net of current maturities)                                                    54                  -
  Convertible note (net of current maturities)                                           1,151                  -
  Put option issued to minority shareholders in a subsidiary                               359                  -
  Deferred taxes                                                                           348                  -
  Accrued severance pay                                                                  1,468                951
                                                                                      --------           --------
TOTAL long-term liabilities                                                              3,380                951

MINORITY INTEREST IN A SUBSIDIARY                                                          809                  -
                                                                                      ========           ========

LIABILITIES RELATED TO DISCONTINUED OPERATIONS                                             237                374
                                                                                      ========           ========

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital                                                                          4,823              4,309
  Additional paid-in capital                                                            44,426             43,247
  Deferred stock-based compensation                                                       (174)                 -
  Accumulated other comprehensive income                                                    31                  -
  Treasury shares: 0 Ordinary shares at December 31, 2004 and 5,383 Ordinary
    shares at December 31, 2003                                                              -               (150)
  Accumulated deficit                                                                  (39,058)           (36,865)
                                                                                      --------           --------

TOTAL SHAREHOLDERS' EQUITY                                                              10,048             10,541
                                                                                      --------           --------

TOTAL liabilities and shareholder's equity                                            $ 22,485           $ 14,023
                                                                                      ========           ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA




                                                                   THREE MONTHS ENDED                     YEAR ENDED
                                                                      DECEMBER 31,                       DECEMBER 31,
                                                               -------------------------           -------------------------
                                                                2004              2003              2004              2003
                                                               -------           -------           -------           -------
 Revenues                                                      $ 4,239           $ 1,526           $ 8,282           $ 5,728
 Cost of revenues                                                2,681               394             4,608             1,794
 Non recurring royalty reversal (Note 17a)                           -                 -                 -               339
                                                               -------           -------           -------           -------
 Gross profit                                                    1,558             1,132             3,674             4,273
                                                               -------           -------           -------           -------

 Operating costs and expenses:
   Research and development                                        737               442             2,296             2,129
   Less - grants and participation                                (122)              (80)             (492)             (283)
   Sales and marketing                                             773               244             1,706             2,178
   General and administrative                                      553               297             1,705             1,317
   Restructuring and related costs                                   -                86                 -               678
                                                               -------           -------           -------           -------
 Total operating costs and expenses                              1,941               989             5,215             6,019
                                                               -------           -------           -------           -------

 Operating  income (loss)                                         (383)              143            (1,541)           (1,746)
 Financial income (expenses), net                                 (107)               27              (158)              109
 Other income (expenses)                                             -                (9)                -                45
                                                               -------           -------           -------           -------
 Loss before taxes on income                                      (490)              161            (1,699)           (1,592)
 Taxes on income                                                   (20)                -               (20)                -
 Equity in losses of an affiliated company                         (93)             (125)             (308)             (465)
 Minority interest in earnings of a subsidiary                     (17)                -               (17)                -
                                                               -------           -------           -------           -------
 Income (loss) from continuing operations                         (620)               36            (2,044)           (2,057)
 Income (loss) related to discontinued operations                    9               (78)               (9)            2,036
                                                               -------           -------           -------           -------

 Net loss                                                      $  (611)          $   (42)          $(2,053)          $   (21)
                                                               =======           =======           =======           =======

 Basic and diluted net loss per share from continuing
   operations                                                  $ (0.13)          $  0.01           $ (0.44)          $ (0.56)
                                                               =======           =======           =======           =======

 Basic and diluted net income (loss) per share from
   discontinued operations                                     $  0.00           $ (0.02)          $  0.00           $  0.55
                                                               =======           =======           =======           =======

 Basic and diluted net loss of NIS 4.00 par value per
   share                                                       $ (0.13)          $ (0.01)          $ (0.44)          $ (0.01)
                                                               =======           =======           =======           =======
